February 27, 2013	Mark R. Busch D 704 331 7440 F 704 353 3140 mark.busch@klgates.com

U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 Attention: Karen Ubell
Re:	DARA Biosciences, Inc. Registration Statement on Form S-3 Filed February 11, 2013 File No. 333-186557

Ladies and Gentlemen:

On behalf of DARA Biosciences, Inc. (the “Company”), attached are the Company’s responses to the staff’s letter dated February 25, 2013, regarding the Registration Statement filed on February 16, 2012.

For ease of review, the staff’s comments have been repeated and numbered as in the staff’s letter.  Each comment from the staff is immediately followed by the Company’s response.

I hereby confirm on behalf of the Company that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to this letter, please call the undersigned at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:	Dr. David J. Drutz

Responses of DARA Biosciences, Inc. to
SEC Comments of February 25, 2013

General

1.
We note that the December 28, 2012 Securities Purchase Agreement pertained to the sale of the Series B-3 convertible preferred stock, Series B-4 convertible preferred stock and warrants to purchase common stock. This agreement contemplated that:

●
the sale of the Series B-3 shares would be made pursuant to an effective shelf registration statement on Form S-3, which was initially filed with the Securities and Exchange Commission on March 25, 2011 and declared effective on April 19, 2011 (File No. 333-173098); and

●	the sale of the Series B-4 shares and warrants would be made without registration in reliance on the exemptions provided by Section 4(2) of the Securities Act.

In light of the fact that all of these securities were sold on December 28, 2012 to the same investor pursuant to a single purchase contract, it appears that such sales were parts of the same transaction. As a result of such integration, Section 4(2) would not be available to exempt the sale of the Series B-4 shares and warrants, resulting in a potential violation of Section 5 of the Securities Act. Accordingly, please amend your registration statement to include a discussion of the potential Section 5 violation and risk factor disclosure addressing the risks associated with a possible rescission offering and associated contingent liabilities. Please consider whether further disclosure is needed regarding potential contingent liabilities and, if not, provide your analysis explaining your conclusion.

Company Response:

In conducting the offering the Company carefully considered the availability of an exemption under Section 4(2) from Section 5 registration requirements for the offer and sale of the B-4 shares and warrants.  In this analysis, the Company relied on the guidance set forth in Securities Act Sections Compliance and Disclosure Interpretation 139.25 and in Securities Act Release No. 8828 concerning integration issues implicated by concurrent public and private offerings of securities (the “Guidance”).  Under the Guidance it is clear that an issuer may conduct concurrent public and private offerings of securities, but only if the issuer is able to establish that the investors in the private offering were not solicited by means of general solicitation (including through the filing of the registration statement).  The Guidance recognizes that although the filing of a registration statement for a registered offering may constitute general solicitation, as long as the issuer is able to demonstrate that, in fact, the investors in the offering did not become interested in the offering through such general solicitation, then the filing of the registration statement will not impact the potential availability of the Section 4(2) exemption.

Securities Act Release No. 8828 provides some examples of the application of this principle: “[I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.”

The investor in the offering was a sophisticated institutional investor with longstanding prior relationships with both the Company and the placement agent for the offering.  The investor had previously invested in the Company and the transaction came about after the investor approached the Company concerning a possible investment.

Therefore, consistent with the Guidance, the investor became interested in the offering through some means other than the registration statement that did not involve a general solicitation. Additionally, the investor represented that (1) it was an “accredited investor” as defined in Rule 501 under the Securities Act or a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act, (2) it, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment and (3) it is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.  The certificate for the B-4 preferred stock and the warrants were issued with the following legend:

[NEITHER] THIS SECURITY [NOR THE SECURITIES INTO WHICH THIS SECURITY IS [EXERCISABLE] [CONVERTIBLE]] HAS [NOT] BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.  THIS SECURITY [AND THE SECURITIES ISSUABLE UPON [EXERCISE] [CONVERSION] OF THIS SECURITY] MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

As such, the Company believes the offer and sale of the B-4 shares and warrants met all the criteria necessary to be exempt from registration by virtue of Section 4(2) of the Act and otherwise was consistent with Section 4(2).

The Company does not dispute the fact that the issuances of the B-3 shares, B-4 shares and warrants were all part of the same transaction.  However, the fact that the Company chose to register a portion of these securities does not change the fact that the offering as a whole constituted a valid private placement exempt from Section 5 of the Securities Act by virtue of the Section 4(2) exemption.